TIOMIN RESOURCES INC.

082-03430

# News Release (TSX: TIO)



## TIOMIN REPORTS FIRST QUARTER FINANCIAL RESULTS

### STRONG CASH POSITION AND FOCUSED STRATEGY POSITION TIOMIN FOR ACQUISITIONS

**TORONTO - May 13, 2009** - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) reported its results today for the quarter ended March 31, 2009. During the quarter, the Company made significant developments in its review of potential new projects and investments, including an additional investment in the Kivu Gold Corp. ('Kivu') increasing its stake to 33.4%. Tiomin had a strong cash position at the end of the quarter, with cash and cash equivalents at $15.3 million. For the first quarter, Tiomin reported a loss of $1,647,000 or $0.00 per share, which was in line with the prior period a year ago.

"The beginning of this year has been challenging for Tiomin," said Robert Jackson, President and CEO of Tiomin. "Although we were unable to complete the business combination with Cadiscor Resources Inc. ('Cadiscor'), our strategy of marrying our strong cash position with producing or near producing assets remains the right one. We are actively seeking other such opportunities in the marketplace.

"We continue to be very encouraged by what we see in Kivu, which is focusing on early-stage exploration in areas with good geological potential. As we look into the balance of the year, we will continue to aggressively manage our cash, while at the same time seeking a company-making transaction. We look forward to updating you on our progress and our strategy at our annual meeting of shareholders on May 26th," continued Mr. Jackson.

SUPPL

**Results of Operations**
**(Expressed in thousands of Canadian dollars except share and per share data)**

| Three months ended March 31, 2009 | 2009 | 2008 |
|---|---|---|
| Loss before interest and amortization | 1,524 | 1,078 |
| Loss before income tax | 1,647 | 973 |
| Loss per share | 0.00 | 0.00 |
| Total assets | 58,400 | 66,250 |
| Compensation expense relating to stock options | - | - |
| Working capital | 17,034 | 26,213 |
| Mineral properties | 9,680 | 8,779 |
| Deferred exploration and development | 27,046 | 27,046 |
| **Share Capital:** | | |
| Outstanding (000's) | 480,814 | 445,365 |
| Warrants (000's) | 103,385 | 98,438 |
| Options (000's) | 43,571 | 34,675 |

**Cash Flow and Liquidity**

At March 31, 2009 the Company had a working capital surplus of $17,034,000, compared to $19,964,000 at December 31, 2008. For the quarter ended March 31, 2009, Tiomin (used)/ increased cash by ($4,005,000) and ($3,285,000) for the same period in 2008.

During the quarter ended March 31, 2009 the Company invested $1,424,375 into Kivu. During the quarter ended March 31, 2009, the Company did not issue any shares for cash. Cash decreased during quarter ended March 31, 2009 mainly due to the increased investment in Kivu, and operating activities, including a decrease in accounts payable and accrued liabilities of $1,453,000 (2008 – $746,000) and increase due to related parties of $239,000 (2007 – nil).



dw 5/19

**Kivu Gold Corp.**

During the first quarter Tiomin increased its investment in Kivu, an exploration company focused on sub-Saharan Africa, to 33.4% or 10,625,00 million shares, from 16.9%, with an additional cash investment of $1,424,375 through a private placement on February 20th.

Tiomin sees the investment in Kivu as an important one, and one where there is evidence to suggest that Kivu is on the right path, with the right strategy and with excellent timing. This confidence is derived from the number of mining companies that have signed confidentiality agreements with Kivu. The strategy for Kivu is one of "First Mover" in recognizing opportunities, and to be one of the first to acquire a land position over favourable geography.

Since both Robert Jackson, and J.C. Potvin, Chairman of Tiomin both serve on Kivu's board, and are investors in the Company, an independent fairness opinion was obtained from Fraser Mackenzie Limited that the Investment is fair from a financial point of view to the shareholders of Tiomin. Although the Company's investment in Kivu was a related party transaction, the completion of the investment was not subject to the shareholders' meeting and valuation requirements of Multilateral Instrument 61-101 as the fair market value of the investment did not exceed 25% of the market capitalization of the Company.

**Proposed Cadiscor Transaction**

In February Tiomin announced a proposed business combination with Cadiscor. This business combination was aligned with the Company's previously stated business strategy. The transaction was expected to be transformational, as well as create significant long-term shareholder value. It was unfortunately terminated due to the Jaguar Financial Corporation's ('Jaguar') requisition for a Special Meeting of shareholders with respect to the transaction, as well as other proposals. Six weeks following Tiomin's announcement to terminate the transaction, Cadiscor was purchased by North American Palladium for $25.5 million – almost double the price of proposed business combination. On April 24th, Jaguar announced it did not intend to proceed with its requisition for the Special Meeting of shareholders.

**Annual General Meeting**

The Annual General Meeting of shareholders is scheduled for Tuesday May 26, 2009 at 10:00 am at The Toronto Stock Exchange Tower, the Gallery Room, Toronto, Ontario. Tiomin urges all shareholders to vote their BLUE form of proxy for all proposed resolutions, including the re-election of Tiomin's board. Shareholders with any questions or requiring assistance in completing their BLUE form of proxy are asked to contact Tiomin's proxy solicitation agent, Kingsdale Shareholder Services at 1-866-851-2468. Your vote is extremely important.

**About Tiomin Resources Inc.**

Tiomin Resources Inc. ("Tiomin") (TSX:TIO) is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com or review the documents filed on www.sedar.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com Phone: 416-350-3779, ext. 231

Bruce Ramsden, VP Finance and CFO
E-Mail: bramsden@tiomin.com Phone:416-350-3779, ext. 232

Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future

production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.